SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020	Commission File Number 001-39317
ON SEMICONDUCTOR CORPORATION
2000 EMPLOYEE STOCK PURCHASE PLAN
(Name of plan)

ON SEMICONDUCTOR CORPORATION

5005 E. McDowell Road
Phoenix, Arizona 85008
(Name of issuer of securities held pursuant to plan and address of its principal executive office.)

ON SEMICONDUCTOR CORPORATION
2000 EMPLOYEE STOCK PURCHASE PLAN
FORM 11-K

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of the ON Semiconductor Corporation 2000 Employee Stock Purchase Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of the ON Semiconductor Corporation 2000 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statements of operations and changes in plan equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2020 and 2019, and the results of its operations and its changes in plan equity for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
March 25, 2021

We have served as the Plan’s auditor since 2002.

ON Semiconductor Corporation
2000 Employee Stock Purchase Plan
Statements of Financial Condition

	December 31, 2020	December 31, 2019
ASSETS
Receivable from employer	$—	$—

Total assets	$—	$—

LIABILITIES AND PLAN EQUITY
Refunds due to participants	$—	$—

Total liabilities	—	—

Plan equity	—	—

Total liabilities and plan equity	$—	$—

The accompanying notes are an integral part of these financial statements.

ON Semiconductor Corporation
2000 Employee Stock Purchase Plan
Statements of Operations and Changes in Plan Equity

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Participant contributions	$25,026,933	$26,259,887	$25,224,284
Employer contributions	14,302,697	9,081,485	5,743,010

Total additions	39,329,630	35,341,372	30,967,294

Stock purchases	37,892,460	35,240,435	30,626,272
Participant refunds	1,437,170	100,937	341,022

Total deductions	39,329,630	35,341,372	30,967,294

Net additions	—	—	—
Plan equity, beginning of period	—	—	—

Plan equity, end of period	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

ON Semiconductor Corporation
2000 Employee Stock Purchase Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the ON Semiconductor Corporation 2000 Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The purpose of the Plan is to encourage stock ownership by eligible employees of ON Semiconductor Corporation (the “Company”) and its participating subsidiaries and thereby provide employees with an incentive to contribute to the profitability and success of the Company. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and is maintained for the exclusive benefit of eligible employees of the Company and its subsidiaries. Under the Plan, shares of the Company’s common stock (“Stock”) are offered through a series of successive three-month offering periods that generally coincide with calendar quarters (“Offering Period”). Each participant may contribute a portion of their compensation during an Offering Period, subject to certain limits found in the Plan. At, or as promptly as practicable after the last day of an Offering Period, amounts credited to each participant’s account will be applied by the Company to purchase Stock. The Plan enables each participant to purchase Stock at a price which is equal to the lesser of 85% of the closing price for a share of Stock on the first or last day of such Offering Period. In February 2000, the Board of Directors of the Company (as defined below) (“Board”) and stockholders of the Company adopted the Plan and authorized issuance of 1,500,000 shares of Stock thereunder. “Board” means, for purposes of this Form 11-K, the Board of Directors of the Company and/or the Board’s Compensation Committee. Since the Plan’s inception, the stockholders of the Company approved certain amendments to the Plan to increase the number of shares of Stock issuable thereunder to 28,500,000. As of December 31, 2020, Plan participants had purchased approximately 25,549,296 shares of Stock since the Plan’s inception. As a result, there were approximately 2,950,704 shares of Stock available for future purchase by Plan participants at December 31, 2020.
If, at the end of any Offering Period, the number of shares of Stock to be allocated under the Plan exceeds the number of shares of Stock then available under the Plan, the Board shall make a pro rata allocation of the shares of remaining Stock available for purchase under the Plan in as uniform a manner as is practicable and equitable. Any shares of Stock delivered by the Company under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares, or shares of Stock purchased on the open market. The number and kind of such shares of Stock subject to the Plan will be proportionately adjusted, as determined by the Board, in the event of any extraordinary dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event affecting the Stock.
The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Eligibility
An employee of the Company or any subsidiary designated by the Board may be enrolled in the Plan for any Offering Period if such employee is employed by the Company or a subsidiary authorized to participate in the Plan on the first day of the Offering Period, unless one of the following applies to the employee:

i.	such person has been employed by the Company or a subsidiary less than 90 days; or

ii.	such person is customarily employed by the Company or a subsidiary for 20 hours or less a week; or

iii.	such person is employed by the Company or a subsidiary for not more than five months in any calendar year; or

iv.	such person would, immediately upon enrollment, be deemed to own, for purposes of Section 423(b)(3) of the Code, an aggregate of five percent or more of the total combined voting power or value of all outstanding shares of all classes of the stock of the Company or any subsidiary.

Due to low participation and high administrative costs of the Plan in certain countries, the Compensation Committee designated certain of the Company’s subsidiaries and related employees within the United States of America and Malaysia as eligible to enroll in the Plan effective January 2007. On June 19, 2019, the Company acquired 100% of Quantenna Communications, Inc. (“Quantenna”), whereby Quantenna became a wholly-owned subsidiary of the Company. Quantenna employees who satisfy the above criteria became eligible to enroll in the Plan effective January 2020.
Participant Enrollment and Contributions
Eligible employees voluntarily elect whether or not to enroll in the Plan. Employees enroll in the Plan for a period of three months. Employees who have enrolled in the Plan are automatically re-enrolled for additional rolling three-month periods, provided that they remain eligible under the provisions of the Plan. A participant may cancel his or her enrollment at any time, subject to the provisions of the Plan.
Participants make contributions by means of payroll deductions from each payroll period that ends during the Offering Period, at a rate elected by the participant. The rate of payroll contributions elected may not be less than one percent (1%) or more than ten percent (10%) of the participant’s eligible compensation for each payroll period; only whole percentages may be elected. A participant may elect to increase, decrease, or discontinue payroll contributions for a future Offering Period by filing with the Company a new enrollment form designating a different rate of payroll contributions. The Company must receive forms at least two weeks prior to the beginning of an Offering Period to be effective for that Offering Period. A participant may elect to discontinue payroll contributions during an Offering Period by filing a new enrollment form with the Company. A participant’s election to discontinue contributions becomes effective for the next payroll subsequent to the filing of the new enrollment form. Any accumulated excess contributions remaining after the purchase of the maximum amount of Stock for the Offering Period are refunded to participants as soon as is practicable after the end of the Offering Period.
Employer Contributions
The employer contribution is a non-cash contribution which is calculated as the difference between the closing price of the Stock (“Fair Market Value”) on the last day of the Offering Period and the discounted purchase price paid by each participant for that Offering Period multiplied by the number of shares purchased for the Offering Period. The non-cash employer contributions were $14,302,697, $9,081,485 and $5,743,010 for the years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively.
Stock Purchases
Upon or promptly after the end of each Offering Period, each participant’s payroll deductions are used to purchase shares of Stock for the participant. Such shares may be purchased from the Company or in the open market, at the discretion of the Board. The amount that a participant contributes to the purchase of each share of Stock equals 85% of the lesser of the Fair Market Value of a share of Stock on the first or last day of the Offering Period. The maximum number of shares of Stock available for purchase by each participant in any Offering Period cannot exceed the lesser of: (1) 500 shares of Stock, or (2) the number of shares derived by dividing $6,250 by 100% of the Fair Market Value of one share of Stock on the first day of the Offering Period. Purchased shares of Stock are transferred to a brokerage account outside of the Plan in the name of the participant. The number of shares purchased for the years ended December 31, 2020, December 31, 2019, and December 31, 2018 were 1,838,256, 1,666,559 and 1,516,012, respectively.
Withdrawals and Transfers
Shares of Stock may be withdrawn from a participant’s brokerage account maintained under the Plan, in which case certificates representing the shares may be issued in the name of, and delivered to, the participant. Alternatively, shares of Stock held in a participant’s brokerage account maintained under the Plan may be transferred to a broker-dealer or financial institution that maintains an account for the participant. Participants may not designate any other person to receive shares of Stock withdrawn or transferred under the Plan.

Participant Terminations and Distributions
A participant’s enrollment in the Plan will terminate upon (i) the beginning of any payroll period or Offering Period that begins after he or she files a written notice of termination of enrollment in the Plan (provided that the participant will continue to be enrolled with respect to any Offering Period for which purchases have not been completed), (ii) such time as the participant becomes ineligible to participate in the Plan, or (iii) the termination of the participant’s employment with the Company and its subsidiaries. A participant’s election to discontinue payroll contributions will not constitute a termination of enrollment. As soon as practicable after a participant’s enrollment in the Plan terminates, accumulated payroll deductions that have not been applied toward the purchase of Stock will be refunded to the participant. If a participant’s termination of enrollment results from his or her death, all amounts payable will be paid to his or her estate.
Administration, Amendment and Termination of the Plan
The Board has delegated the authority to administer the Plan to the Compensation Committee of the Board of Directors (the “Committee”). Subject to the terms of the Plan, the Committee has the authority to amend the rules and regulations as it deems necessary or advisable to administer the Plan, to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and rules and regulations thereunder. The Committee may also make any other decision and determination under the Plan, including determinations relating to eligibility. The Board may amend or terminate the Plan at any time for any reason unless stockholder approval is required by federal or state law or regulation or the rules of the automated quotation system or stock exchange on which the Stock is quoted or listed. In a case where stockholder approval is required, such approval must be obtained within one year of action by the Board. No amendment or termination may materially and adversely affect the rights of a participant without such participant’s consent.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.
Administrative Expenses
All administrative expenses of the Plan are paid by the Company.
Stock Purchases
Stock purchases and the related allocation to participants’ accounts are recorded as of the trade date.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of contributions and deductions during the reporting period. Actual results could differ from those estimates.
3. Income Taxes
It is the intent of the Company that the Plan complies in all respects with applicable requirements of Section 423 of the Code. Under existing federal income tax laws, the Plan is not subject to federal income tax, therefore no provision for income taxes is included in the financial statements. Under Section 423 of the Code, participants in the United States of America may receive certain favorable tax benefits by purchasing and selling stock issued under the Plan. Employees in the United States of America participating in the Plan receive a purchase price discount at the date of purchase but do not recognize taxable income until the shares are subsequently sold.

As of December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

Exhibits Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, ON Semiconductor Corporation, the administrator of the ON Semiconductor Corporation 2000 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
March 25, 2021

ON SEMICONDUCTOR CORPORATION
2000 EMPLOYEE STOCK PURCHASE PLAN

By:	/s/ Tobin Cookman
Tobin Cookman
Senior Vice President of Human Resources
Semiconductor Components Industries, LLC
d/b/a ON Semiconductor Corporation